UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated  November 3, 2008
Commission file number 001-15254
ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)
(403) 231-3900

(Registrants telephone number, including area code)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):            N/A

The following documents are being submitted herewith:
•	Press Release dated October 16, 2008.

•	Press Release dated October 23, 2008.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: November 3, 2008	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge Inc. to Webcast 2008 Third Quarter Financial Results
CALGARY, Alberta, October 16, 2008 — Enbridge Inc. will host a webcast conference call to discuss its 2008 third quarter financial results as follows:

Event:	Enbridge Inc. 2008 Third Quarter Financial Results Conference Call

Date:	Wednesday, November 5, 2008

Time:	7:00 a.m. Mountain Standard Time / 9:00 a.m. Eastern Standard Time
Within North America, the toll-free call in number is 1-866-362-4831. Interested parties outside North America can call in to +617‑597‑5347. The access code is 31183717. To register for the webcast, interested parties are invited to visit www.enbridge.com/investor and follow the webcast registration link under Investor News. A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours.
The webcast replay will be available at toll-free 1-888-286-8010 or +617-801-6888. The access code for the replay is 98245310.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system. The Company also has a growing involvement in the natural gas transmission and midstream businesses and is involved in international energy projects. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides natural gas to customers in Ontario, Quebec, New Brunswick and New York State. The Company employs approximately 5,700 people, primarily in Canada, the U.S. and South America. Additional information about Enbridge Inc. is available on the company’s website at www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. — Media	Enbridge Inc. — Investment Community
Jennifer Varey (403) 508-6563 Email: jennifer.varey@enbridge.com	Vern Yu (403) 231-3946 Email: vern.yu@enbridge.com

Enbridge Investor Relations 403-231-5957 / 1-800-481-2804

Investor Web Site www.enbridge.com/investor

NEWS RELEASE
Enbridge and FuelCell Energy Power Up World’s First DFC-ERG Fuel Cell
TORONTO, Ontario, and DANBURY, Connecticut — October 23, 2008 — Enbridge Inc. (NYSE:ENB; TSX:ENB), its wholly-owned utility, Enbridge Gas Distribution Inc., and FuelCell Energy Inc. (NasdaqNM:FCEL), today announced the opening of the world’s first Direct Fuel Cell — Energy Recovery Generation™ (DFC-ERG™) power plant. The ribbon-cutting ceremony took place at Enbridge Gas Distribution’s Toronto headquarters. The plant, which produces 2.2 megawatts of environmentally preferred, ultra-clean electricity, or enough power for approximately 1,700 residences, is also the first multi-megawatt commercial fuel cell to operate in Canada.
Support for this $10 million breakthrough project was provided by both the federal and provincial governments: the Canadian Government provided $2.3 million in funding from Natural Resources Canada and the Ontario Government participated through a $500,000 grant from the Ministry of Research and Innovation. In March of this year, the City of Toronto provided further support by enacting a by-law allowing residents and businesses to export clean electricity to the grid.
“This is an exciting day for clean energy technology in Ontario and in Canada,” said Patrick D. Daniel, President and CEO of Enbridge Inc. “We’ve taken two proven, low-carbon technologies and integrated them in a unique way to increase the environmental benefits. The new technology will offer the highest natural gas-to-electricity efficiency of any distributed generation technology, and since it operates without the combustion of fuel the power has near-zero air pollutants.”
“This groundbreaking project is an ideal example of making the most out of the energy we waste,” said the Honourable Gary Lunn, Minister of Natural Resources Canada. “The time is right to develop technology solutions, like this, that respond to our environmental and energy-related challenges and create a competitive advantage for Canada as innovators in clean energy technologies.”
“We’re excited to be working with Enbridge, a world-leading gas distribution company, to jointly develop the DFC-ERG™ product, and both companies have been actively promoting the technology to other gas utilities,” said R. Daniel Brdar, Chairman and CEO of FuelCell Energy. “While Toronto is the first location for a DFC-ERG power plant, approximately 18 MW of DFC-ERG™ power plants have been selected by the Connecticut Clean Energy fund as part of Connecticut’s renewable energy RFPs. In addition, the extension of the fuel cell investment tax credit in the United States will ensure that gas utilities have an opportunity to make economical investments with this clean energy technology.”

A key priority of governments at all levels is to leverage Canadian expertise in the energy sector to create new technologies that will form the foundation of a clean energy economy. Ontario has set a clear objective for renewing its electricity generation capacity by adding more low-impact generation into the supply mix. Enbridge’s commissioning of this first-of-its-kind DFC-ERG fuel cell power plant is an important step toward a sustainable energy future for Ontario. The adoption of these clean energy technologies is also paying dividends for Ontario’s manufacturers, which are focused on clean energy technologies.
The plant will utilize Satcon Technology Corporation’s (NASDAQ CM: SATC), 1.2 MW fuel cell power conditioning system to deliver clean and reliable energy to satisfy the requirements of the local electrical utility. “The Enbridge project demonstrates the increasing demand for clean energy technologies at the utility scale, and is a major achievement toward the commercialization of fuel cells,” said Steve Rhoades, President and Chief Executive Officer of Satcon. “We are honored to be a part of this significant step in the growth of the renewable energy industry.”
How the DFC-ERG™ works
Natural gas travels long distances in pipelines at high pressure. Before it can be safely distributed to homes and businesses, the pressure must be reduced. Hundreds of these pressure reducing stations exist across Ontario. Normally this is done by squeezing the gas through a valve. Since this process causes the gas to cool, it is usually preheated using gas-fired boilers to maintain reliable deliveries of gas to consumers. Instead of using a valve which wastes the pressure energy, the DFC-ERG power plant directs the high-pressure gas through a turbo expander, which harvests the waste energy for power generation much like a wind or water turbine. The integration of the fuel cell more than doubles the amount of low-impact electricity that is delivered to the electricity grid, and the non-combustion heat from the fuel cell eliminates the need for the boiler and its emissions.
DFC-ERG™ hybrid fuel cell plants offer unparalled efficiency gains. This distributed generation technology obtains its high efficiencies by operating 24 hours a day as a combined heat and power plant, but it is unique in that it converts more than 60 percent of the input energy into high-value electricity. This is almost double the fuel to electricity conversion efficiency of many distributed generation technologies. Since the plant operates without combustion its air pollutants, like smog and particulate emissions, are expected to be less than one percent of those emitted from power plants of similar size. Since natural gas pressure-reducing stations are inside, or near, urban centres the power is generated where it is needed most thereby reducing electric grid system losses. The North American market represents 250 to 300 MW of opportunities for DFC-ERG systems.
About Enbridge Inc.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,700 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
About FuelCell Energy, Inc.
FuelCell Energy is the world leader in the development and production of stationary fuel cells for commercial, industrial, municipal and utility customers. FuelCell Energy’s ultra-clean and high efficiency DFC® fuel cells are generating power at over 45 locations worldwide. The company’s power plants have generated more than 230 million kWh of power using a variety of fuels including renewable wastewater gas, biogas from beer and food processing as well as natural gas and other hydrocarbon fuels. FuelCell Energy has partnerships with major power plant developers, trading companies and power companies around the world. The company also receives funding from the US Department of Energy and other government agencies for the development of leading edge technologies such as hybrid fuel cell/turbine generators and solid oxide fuel cells. For more information please visit our website at www.fuelcellenergy.com.
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge and FuelCell Energy believe that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices and other matters. You can find a discussion of those and other risks and uncertainties in Enbridge’s Canadian securities filings and American SEC filings and in FuelCell Energy’s SEC filings. While Enbridge and FuelCell Energy make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, neither Enbridge nor FuelCell Energy assume any obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise
DFC-ERG is a trademark of Enbridge Inc. and FuelCell Energy, Inc.
FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge
Debbie Boukydis Media (416) 495-5682 Email: debbie.boukydis@enbridge.com	Vern Yu Investment Community (403) 231-3646 Email: vern.yu@enbridge.com

FuelCell Energy Lisa Lettieri VP Investor Relations & Corporate Communications (203) 830-7494 Email: ir@fce.com